Value Line Mutual Funds
220 East 42nd Street
New York, NY 10017
212-907-1850

May 20, 2010

Mr.  Dominc Minore
U.S. Securities and Exchange Commission
Washington, DC  20549

Re:	Value Line New York Tax Exempt Trust.
File Nos 33-12400 811-05052

Dear Mr. Minore:

In response to your comments on the recent filing by the registrant noted above, the following changes will be made to the Prospectus and Statement of Additional Information and filed pursuant to Rule 497(c) of the Securities Act of 1933.

1.
Under the caption “What are the Trust’s fees and expenses?” on page 2, the reference to “These tables describe…” will be changed to read “This table describes…” and the last two percentages in the table will be changed to read “-0.47%” and “0.94%”.

2.
The last sentence in the footnote on page 2 will be deleted and the following will be added: “The waivers cannot be terminated without the approval of the Board of Trustees.”  No amounts waived can be recouped by either the Adviser or the Distributor.

3.
The second sentence of the paragraph under “Example” on page 3 will be revised to read as follows:  “The example shows the cumulative amount of Trust expenses on a hypothetical investment of $10,000 with an annual 5% return over the time shown, assuming that the Trust’s total operating expenses remain the same except in year one.”

4.
The following will be added at the end of the paragraph under “What are the Trust’s principal investment strategies?”  “The Trust buys and sells New York municipal securities with a view towards seeking a high level of current income exempt from federal and New York State and City income taxes.”

5.	The following will be added to the end of the first paragraph under “What are the Trust’s principal risks?” on page 4: “and risks associated with credit ratings.”

6.
The following sentences under “How has the Trust performed?” on page 5 will be deleted:  “You should remember that unlike the Trust, the index is unmanaged and does not include expenses, which are deducted from Trust returns, or taxes.  All returns reflect reinvested dividends.”

7.	On page 6, the first paragraph (except for the last sentence) under the average annual total returns table and the last sentence of the second paragraph will be deleted.

8.
Under “Who manages the Trust?” on page 7, the first and second paragraphs will read as follows:  “The Trust’s investment adviser is EULAV Asset Management, LLC. Liane Rosenberg is primarily responsible for the day-to-day management of the Trust’s portfolio.  Ms. Rosenberg has been a portfolio manager with the Adviser since November 2009 and has been the Trust’s portfolio manager since February 2010.”

9.	The paragraph under “Tax information” on page 7 will read as follows:

“The Trust seeks to earn income and pay dividends exempt from federal income tax and New York State and City personal income tax.  A portion of the dividends you receive may be subject to federal, New York State or New York City personal income tax or may be subject to the federal alternative minimum tax.  You may also receive taxable distributions attributable to the Trust's sale of municipal bonds.  All dividends and distributions may be subject to state and local income taxes other than New York State and New York City personal income taxes.”

10.	On page 10, disclosure regarding risks associated with credit agencies will be added.

11.
The following will be added at the end of “Lending Securities” on page B-4 of the Statement of Additional Information: “The Trust will retain the right to call the loaned securities upon notice and will call loaned voting securities in anticipation of any important or material matter to be voted on by stockholders.”

12.
The first part of the penultimate sentence under “Repurchase Agreements” on page B-6 in the Statement of Additional Information will be revised to read as follows: “The Trust has a fundamental policy regarding investments in illiquid securities, which provides that the Trust will not enter into repurchase agreements which will not mature within seven days …”

13.	In the event the Trust engages in reverse repurchase agreements, it will sticker the prospectus or statement of additional information, as appropriate.

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The registrant understands that it is responsible for the adequacy and accuracy of the disclosure in the filing that is the subject of this letter and that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and that the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust that these responses adequately address your comments.  Should you have any further questions or comments, please do not hesitate to contact me at 212-907-1850.

Very truly yours,

/s/ Peter D. Lowenstein
Peter D. Lowenstein
Legal Counsel

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